QUEST RESOURCE CORPORATION
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended	Three Months Ended
	March 31, 2008	March 31, 2007
	(Unaudited)
	($ in thousands)
EARNINGS:
Income (loss) before income taxes & minority interest	$(17,693)	$(2,877)
Add:
Interest expense (a)	4,700	7,113
Loan cost amortization	424	479

Income as adjusted	$(12,569)	$4,715

FIXED CHARGES:
Interest expense	4,700	7,113
Add:
Loan cost amortization	424	479

Fixed Charges	$5,124	$7,592

Preferred Stock Dividends
Preferred Dividend Requirements	$—	$—
Ratio of income before provision for taxes to net income	1	1

Subtotal-Preferred Dividends	$—	$—
Combined Fixed Charges and Preferred Dividends	$5,124	$7,592
Ratio of Earnings of Fixed Charges	—	—
Insufficient coverage	$17,693	$2,877
Ratio of Earnings of Fixed Charges	—	—
Insufficient coverage	$17,693	$2,877

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.